Filed Pursuant to Rule 433

Registration No. 333-87782

August 3, 2006

HAWAIIAN ELECTRIC INDUSTRIES, INC.

$100,000,000 6.141% Medium-Term Notes, Series D due August 15, 2011

Term Sheet

Company:	Hawaiian Electric Industries, Inc.

Expected Ratings:	BBB/Baa2 (S&P/Moody’s)

Ranking:	Senior

Principal Amount:	$100,000,000

Pricing Date:	August 3, 2006

Settlement Date:	August 8, 2006

Maturity Date:	August 15, 2011

Interest Payment Dates:	February 15 and August 15 of each year, commencing on February 15, 2007

Benchmark Treasury:	4.875% due July 31, 2011

UST Spot (Px/Yield):	99.9297 / 4.891%

Spread to Benchmark Treasury:	125 basis points

Yield to Maturity:	6.141%

Coupon:	6.141%

Price to Public:	100.00% of the principal amount, plus accrued interest, if any, from August 8, 2006

Purchase Price:	99.500% of the principal amount

Daycount:	30/360

Minimum Denomination:	$1,000 and integral multiples of $1,000

Redemption:	The Notes will not be subject to a sinking fund and cannot be redeemed by the Company prior to the Maturity Date

Repayment:	The Notes are not subject to repayment by the Company at the option of the holders thereof

CUSIP:	41987Q BD 4

Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Manager:	Goldman, Sachs & Co.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.